Exhibit 99.1

PRESS RELEASE

October 19, 2010	2010 -13
Concord, New Hampshire	JAG - TSX/NYSE

Jaguar Mining Q3 2010 Earnings Release Details

NOTICE OF CONFERENCE CALL: Wednesday, November 10 @ 10:00 a.m. EDT

Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG: TSX/NYSE) will release its Q3 2010 financial and operating results after the market close on November 9, 2010.  The Company will hold a conference call the following morning, November 10 at 10:00 a.m. EDT, to discuss the results.

From North America:	800-218-5691
International:	213-416-2192
Replay:
From North America:	800-675-9924
International:	213-416-2185
Replay ID:	111010
Webcast:	www.jaguarmining.com

About Jaguar
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and has plans to develop the Gurupi Project in northern Brazil in the state of Maranhão.  Jaguar is actively exploring and developing additional mineral resources at its approximate 575,000-acre land base in Brazil.  Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman Vice President Corporate Development and Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com

125 North State Street • Concord, NH  03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com